Exhibit 21.1
List of Subsidiaries of
Wingstop Inc.

Subsidiary	Jurisdiction of Incorporation or Organization
Wingstop Holdings, Inc.	Delaware
Wingstop Restaurants Inc.	Texas
Wingstop Guarantor LLC	Delaware
Wingstop Funding LLC	Delaware
Wingstop Franchising LLC	Delaware
Wingstop Restaurants LLC	Nevada
Wingstop Beverages, Inc.	Texas
Wingstop Beverages II, Inc.	Texas
Wingstop Beverages III, Inc.	Texas
Wingstop GCM, LLC	Florida
Wingstop (UK) Ltd	United Kingdom
Wingstop (Singapore) Pte. Ltd.	Singapore